Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$26,264	$24,758	$21,629	$18,196	$16,439

Federal and State Income Taxes included in Operations	15,456	13,995	12,652	10,976	10,025

Interest on Long-Term Debt	21,692	20,301	19,907	19,948	19,987

Amortization of Debt Discount Expense	299	286	302	324	340

Other Interest	1,763	1,661	1,737	2,003	1,760

Total	$65,474	$61,001	$56,227	$51,447	$48,551

Fixed Charges:

Interest of Long-Term Debt	$21,692	$20,301	$19,907	$19,948	$19,987

Amortization of Debt Discount Expense	299	286	302	324	340

Other Interest	1,763	1,661	1,737	2,003	1,760

Pre-tax Preferred Stock Dividend Requirements	19	22	22	165	211

Total	$23,773	$22,270	$21,968	$22,440	$22,298

Ratio of Earnings to Fixed Charges	2.75	2.74	2.56	2.29	2.18